FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

ALEXANDRA CAPITAL CORP.
300-2015 Burrard Street
Vancouver, BC V6J 3H4

Item 2: Date of Material Change

May 10, 2018

Item 3: News Release

May 10, 2018, at Vancouver, BC, Canada.

Item 4: Summary of Material Change

The Company has upgraded to the OTCQB Market.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Vivian Katsuris
President, Secretary & Director
Tel: (604)729-2500

Item 9: Date of Report

May 10, 2018

ALEXANDRA CAPITAL CORP.
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

May 10, 2018 **Trading Symbol: CSE: AXC**

ALEXANDRA CAPITAL UPGRADED TO THE OTCQB MARKET

May 10, 2018 – Vancouver, BC - Alexandra Capital Corp. ("Alexandra") (CSE:AXC) (OTCQB:AXDRF) management is pleased to report that Alexandra has received approval to be upgraded to the OTCQB Marketplace from the OTC Markets Group Pink and is quoted under the trading symbol AXDRF. Trading in Alexandra's securities on the OTCQB market will commence on May 10, 2018.

About the OTCQB Venture Market:
The OTCQB Venture Market offers early stage and developing international companies the benefits of being publicly traded in the U.S. with lower cost and complexity than a U.S. exchange listing. Streamlined market standards enable international companies not yet ready for the OTCQX Best Market to provide a strong baseline of transparency to inform and engage U.S. investors. To be eligible, international companies must be current in their local market or SEC reporting and undergo an annual verification and management certification process. As a verified market with efficient access to U.S. investors, OTCQB helps international companies build shareholder value with a goal of enhancing liquidity and achieving fair valuation.

ON BEHALF OF THE BOARD OF DIRECTOR

"Vivian Katsuris"

Vivian Katsuris
President, Secretary & Director

For further information contact:
Mr. Jeremy Poirier
+1 (604)722-9842
Ms. Vivian Katsuris
+1 (604)729-2500

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate

vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.